UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 20 November, 2012

ASX & MEDIA RELEASE
20 NOVEMBER, 2012

MEI PHARMA’S MITOCHONDRIAL INHIBITOR DRUG CANDIDATE ME-344 NAMED ONE OF TOP 10 ONCOLOGY PRODUCTS FOR 2012

Novogen Limited’s subsidiary, MEI Pharma, Inc., (NASDAQ: MEIP) has made the following announcement:

San Diego – 19 November, 2012– MEI Pharma, Inc., an oncology company focused on the clinical development of novel therapies for cancer, announced today that its lead mitochondrial inhibitor drug candidate, ME-344, has been named one of the Top 10 Most Licensable Oncology Products to Watch for 2012 by Elsevier Business Intelligence and Campbell Alliance.

“We are honoured to have ME-344 considered among the most attractive oncology opportunities in the industry,” said Daniel P Gold PhD, President and Chief Executive Officer of MEI Pharma.  “We believe ME-344 is a novel compound with a unique mechanism of action that has the potential to complement standards-of-care and significantly improve treatment outcomes for patients with cancer.  Our Phase I clinical trial of ME-344in patients with solid refractory tumours is nearing completion of enrolment and we look forward to reporting its results, along with our plans for its next phase of clinical development, during the second quarter of 2013.”

Projects were selected using a set of judging criteria that included unmet medical need, market potential, diversity of indications, strong science, multi-level partnering opportunities (biotech and pharma), potential for new opportunities beyond initial indications and corporate stability.  Selected projects will be presented at the Windhover Therapeutic Area Partnerships conference in Boston on 29 November, 2012.  More information can be found at www.tapartnerships.com.

About ME-344

ME-344 is MEI Pharma’s lead mitochondrial inhibitor and an active metabolite of NV-128, its first-generation compound.  In April 2011, Ayesha Alvero, MD, Department of Obstetrics, Gynecology and Reproductive Sciences at Yale University School of Medicine, presented data at the American Association for Cancer Research Annual Meeting from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in otherwise chemotherapy-resistant ovarian cancer stem cells.  These results were later published in the August, 2011 issue of Molecular Cancer Therapeutics.  In additional pre-clinical studies, ME-344 demonstrated superior anti-tumour activity against a broad range of human cancer cell lines compared to NV-128

A Phase I trial of intravenous ME-344 in patients with solid refractory tumours is ongoing.  The trial is evaluating the safety and tolerability of intravenous ME-344 in five escalating dose cohorts and is expected to enrol up to 24 patients.  Dosing of the fourth cohort (10 mg/kg) is nearly complete; no dose-limiting toxicities have been observed to date.  Final safety and pharmacokinetic data is expected in the second quarter of 2013.

MEI Pharma owns exclusive worldwide rights to all of its drug candidates, including ME-344.

About MEI Pharma

MEI Pharma, Inc.) is a San Diego-based oncology company focused on the clinical development of novel therapies for cancer.  The company’s lead drug candidate is Pracinostat, a potential best-in-class, oral histone deacetylase (HDAC)inhibitor, which has been tested in multiple Phase I and pilot Phase II clinical trials, including advanced hematologic malignancies such as myelodysplastic syndrome (MDS),acute myeloid leukaemia and myelofibrosis.  The company expects to initiate a randomised Phase II trial of Pracinostat in combination with azacitidine in patients with MDS by the second quarter of 2013.  In addition, MEI Pharma is developing two drug candidates derived from its isoflavone-based technology platform, ME-143 and ME-344.  For more information, go to www.meipharma.com.

About Novogen Limited

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, MEI Pharma, Inc  More information on the Novogen group of companies can be found at www.novogen.com.